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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Cindy Polynice
Joe McCann
Tracie Mariner
Angela Connell

Re:	Homology Medicines, Inc.
Registration Statement on Form S-4
Originally Filed December 18, 2023
File No. 333-276093

Ladies and Gentlemen:

On behalf of Homology Medicines, Inc., a Delaware corporation (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 19, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4, as filed on December 18, 2023 (the “Registration Statement”).

In connection with this letter responding to the Comment Letter, the Company is concurrently filing Amendment No. 1 to the Company’s Registration Statement on Form S-4 (“Amendment No. 1”), which reflects certain revisions to the Registration Statement in response to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

January 26, 2024

Registration Statement on Form S-4 filed December 18, 2023

Cover Page

1.	Please revise the Letter to Stockholders to prominently disclose, if true, whether the listing approval for Q32’s securities on NASDAQ is a closing condition of the merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

2.	Please revise the Letter to Stockholders to disclose the valuations assigned to Homology and Q32 for purposes of this merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

Questions and Answers, page 2

3.

Please revise this section, where appropriate, as well as the Prospectus Summary, to disclose Homology’s net cash as of the most recent practicable date and briefly describe the factors that could affect Homology’s net cash between this date and the closing date of the merger

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 15 of Amendment No. 1.

What is the Merger?, page 2

4.	Please revise to disclose and, if necessary, explain the Exchange Ratio.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1.

What are the CVRs being issued to Homology stockholders?, page 5

5.

With reference to Exhibit 10.5, please revise this Q&A or add a new one to explain that Q32 must use commercially reasonable efforts to sell the legacy assets and discuss the level of efforts and resources required.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 24 and 219 of Amendment No. 1.

Prospectus Summary, page 13

6.	Please shorten the ADX-097 pipeline arrow given that the Phase 1 appears to be on-going.

January 26, 2024

Response: The Company respectfully advises the Staff that the Phase 1 clinical trial of ADX-097 has been completed. In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 112 and 311 of Amendment No. 1 to clarify that such trial has been completed.

7.	Please revise to remove the final candidate from the table. In this regard, we note that both the discovery phase program and the indication are unidentified.

Response: In response to the Staff’s comment, the Company has revised the pipeline table on pages 15 and 312 of Amendment No. 1.

8.	Please revise your pipeline table to include the information for footnote 2 or advise.

Response: In response to the Staff’s comment, the Company has revised the pipeline table on pages 15 and 312 of Amendment No. 1.

Opinion of Homology’s Financial Advisor, page 17

9.

Please revise to explain why Homology’s Board sought a fairness opinion concerning the $195 million Q32 Equity Value as opposed to one that addressed the fairness of the Merger exchange ratio. Revise to clarify, if true, that the advisor did not assess whether the $80 million Homology Equity Value of Homology was fair from a financial point of view to the Homology stockholders. Discuss how Homology’s Board assessed this valuation in rending its recommendation to shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 163 and 169 of Amendment No. 1.

Following the Merger, the combined company may be unable to integrate successfully…, page 36

10.	Please reconcile this risk factor disclosure with your disclosure on page 2 and elsewhere indicating that the business of Q32 will continue as the business of the combined company.

Response: In response to the Staff’s comment, the Company has deleted the risk factor disclosure on page 37 of Amendment No. 1.

Homology is currently subject to securities class action litigation…, page 77

11.

Please revise to address whether future damages in excess of insurance coverage will be borne by the combined company and its shareholders. In this regard, clarify whether damage awards could impact CVR payments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of Amendment No. 1. The Company notes for the Staff that damages awards

January 26, 2024

will not impact CVR payments under the CVR Agreement. A separate risk factor explains that the CVRs will be unsecured obligations of the combined company and all payments under the CVRs, all other obligations under the CVR Agreement and the CVRs and any rights or claims relating thereto may be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company.

Background of the Merger, page 153

12.

Please revise your disclosure on page 154 to explain the basis on which Homology narrowed the field down to the 6 initial bidders. Also describe what factors the Homology board took into consideration in selecting Q32 as the lead potential counterparty.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 157 of Amendment No. 1. The Company respectfully advises the Staff that as disclosed on page 159 of Amendment No. 1, the Homology Board selected Q32 as the lead potential counterparty and Bidder F as the primary backup counterparty, based on, among other things, the relative valuations of Homology and the respective counterparties as well as the underlying business cases proposed by such counterparties.

13.

Please revise to discuss the negotiations and revisions relating to the CVRs, including those pertaining to the definition of commercially reasonable efforts. It should be clear how the terms evolved over time and the positions of the two parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 161 and 162 of Amendment No. 1.

14.	Please revise the October 16 entry to identify the items included in the supplemental request.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 161 of Amendment No. 1.

15.

With reference to the October 12 and November 9 entries, please revise to explain the material changes to the Q32 financial models during the course of the negotiations. Please revise to discuss what consideration the Homology Board gave to negotiating the $195 million Q32 Equity Value downward in light of Q32’s inability to identify sufficient demand to pursue a $75 million PIPE financing led by its current investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 162 of Amendment No. 1.

Financial Analyses, page 169

16.	Please revise your disclosure regarding TD Cowen’s DCF analysis to disclose why cash flows for a 26-year period were used instead of a shorter period.

Response: The Company respectfully advises the Staff that as disclosed on page 172 of Amendment No. 1, cash flows for a 26-year period were used instead of a shorter period in order to capture Q32’s cash flows through profitability and loss of regulatory and patent exclusivity based on the Q32 forecasts.

January 26, 2024

Certain Unaudited Financial Projections for Q32, page 171

17.	Please revise page 173 to also present the unadjusted projections that Q32’s management provided to Homology.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 175 and 176 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Merger, page 220

18.

Please revise to add a section that discusses the material tax consequences of the Merger to the Homology stockholders, or advise. With reference to Staff Legal Bulletin No. 19, please provide a tax opinion of counsel, as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 228 of Amendment No. 1. With respect to the reorganization opinion, the Company has revised the disclosure on page 457 of Amendment No.1 in response to the Staff’s comment. In addition, the Company advises the Staff that counsel to Q32 will deliver an opinion with respect to the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, and such opinion will be filed by amendment to the Registration Statement.

Matters Being Submitted to a Vote of Homology Stockholders, page 233

19.

We note your disclosure in Proposal No. 3 stating that you are proposing an amendment to the Restated Certificate of Incorporation to give the Homology’s board of directors discretionary authority to effect a Reverse Stock Split of Homology’s issued and outstanding common stock. Please revise to disclose the range of this reverse stock split. Further, to the extent that any such reverse stock split is expected to occur prior to the effectiveness of your registration statement, all share data will require retroactive adjustment pursuant to SAB Topic 4.C.

Response: The Company has revised the disclosure on the cover page and on pages 39, 229, 238, 239 and 242 of Amendment No. 1 to disclose the range of the reverse stock split. The Company advises the Staff that the reverse stock split is expected to occur subsequent to the effectiveness of the Registration Statement and therefore the Company has not retroactively adjusted the per share data.

Q32’s Business, page 305

20.	Please revise your disclosure to provide a narrative description explaining the results in the graphs on page 311 so it is clear how the results support the claims in this section.

January 26, 2024

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 317 of Amendment No. 1.

Future Funding Requirements, page 378

21.

With reference to the pro forma balance sheet on page 401, please revise to discuss the combined company’s plans for the funds it will hold post-merger, including the approximate amount intended for each purpose.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 375 and 376 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

1. Description of the Transaction, page 404

22.

We note your disclosure that the number and value of the shares of Homology common stock and options to purchase Homology common stock to be held by Homology stockholders to be outstanding following the Merger and the fair value of the CVRs will not be determined until the completion of the Merger and therefore, the final aggregate value of the consideration paid in the Merger may be more or less than $45.3 million. We further note that the ownership percentages are subject to adjustment to the extent that Homology’s net cash of the closing is less than $59.5 million or greater than $60.5 million. Please tell us your consideration of including a sensitivity analysis of the merger consideration.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 412 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

4. Pro Forma Adjustments, page 407

23.

We note your disclosure in Note H stating, “The estimated fair value of the CVR is $14.3 million, which is the fair value of the estimated cash dividend expected to be paid.” Please expand your disclosure to explain how this amount was determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 414 and 416 of Amendment No. 1.

January 26, 2024

General

24.

With reference to your disclosures concerning the current status of Homology Medicines, Inc.’s operations, the plans for those operations, and the pro forma accounting treatment for Homology Medicines’ assets and liabilities on page 404, please provide us an analysis concerning whether Homology Medicines is a shell company as defined in Rule 12b-2 of the Exchange Act or whether it could become one prior to Closing. For guidance, see Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, Release No. 33-8587 (July 15, 2005) at n. 32 as reiterated in Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11048 (March 30, 2022) at n. 239 and accompanying text.

Response: The Company respectfully advises the Staff that as of September 30, 2023, Homology did not meet the Commission’s definition of a shell company because it had significant pre-combination assets and/or activities, including multiple clinical and pre-clinical development programs, a robust intellectual property portfolio and a research and development team, prior to its decision to seek strategic alternatives.

Rule 12b-2 of the Securities Exchange Act of 1934, as amended, defines a “shell company” as a registrant that has:

(1)	No or nominal operations; and

(2)	Either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Homology is a clinical-stage genetic medicines company historically focused on transforming the lives of patients suffering from rare genetic diseases with significant unmet medical needs by addressing the underlying cause of the disease. Homology has a proprietary platform designed to utilize its AAVHSCs to precisely and efficiently deliver single administration genetic medicines in vivo through a nuclease-free gene editing modality, gene therapy, or gene therapy to express antibodies platform, which is designed to produce antibodies throughout the body. Until July 2023, Homology had multiple clinical and pre-clinical development programs that it was pursuing internally.

As described in the Registration Statement, in July 2023, following a review of its business, Homology’s board of directors approved a plan to limit further internal development and to explore, review and evaluate a range of potential strategic options available to it, including, without limitation, an acquisition, merger, reverse merger, sale of assets, strategic partnerships or other transactions.

More than “nominal” operations

While Homology has taken actions to stop the further internal development of its programs following this decision in July 2023, Homology continues to seek partners for

January 26, 2024

its HMI-103 gene editing product candidate for PKU, its HMI-204 gene therapy product candidate for MLD and its AAVHSC Capsids and Platform, wind down its existing clinical trials in a way that best preserves the ability for future research and development, document the technical aspects of its assets and other trade secrets and trials and retain key employees to conduct these activities.

For the three months ended September 30, 2023, which includes two months of operations following Homology’s decision to explore strategic alternatives, Homology reported $31.0 million of operating expenses associated with operating activities (i.e., research and development expenses, general and administrative expenses and restructuring and other expenses). Homology believes that these operating activities and operating expenses were not “nominal,” as required under Rule 12b-2 in order for the Company to be deemed a shell company.

More than “nominal” assets

As of September 30, 2023, Homology had $36.8 million of total assets (other than cash and cash equivalents and short-term investments), which included $3.0 million of prepaid expenses and other current assets, $0.3 million of property and equipment classified as assets held for sale, a $14.0 million equity method investment and $19.5 million of right-of-use assets. Additionally, in connection with ongoing partnering efforts, Homology has maintained core intellectual property directed to its product candidates, including HMI-103 and HMI-204, as well as intellectual property covering its AAVHSC Capsids and Platform. Homology believes that the asset values on its balance sheet for items other than cash and cash equivalents and short-term investments are more than “nominal.”

Guidance in (i) Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, Release No. 33-8587 (July 15, 2005) (the “2005 Adopting Release”) and (ii) Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11048 (March 30, 2022) (the “2022 Proposing Release”)

In the 2022 Proposing Release, the Commission reiterated its previous position set forth in the 2005 Adopting Release that companies that structure transactions to avoid shell company status may nonetheless be shell companies, and noted that a reporting shell company that is made to appear to have, or has cloaked itself as having, more than “nominal” assets or operations would still be subject to the shell company limitations. Homology respectfully submits that the Merger is not a scheme “undertaken with the intention of evading the definition of shell company” as described in Footnote 32 to the 2005 Adopting Release.

Footnote 32 describes the scenario of a promoter of a company who appears to place assets within an entity and then seeks a business combination transaction for the entity, with the expectation of a return of the assets in the future. Unlike the scenario in Footnote 32, Homology is not being used to evade the shell company rules. Homology was formed in 2015 to use its platform technology to identify and develop its product candidates as described above. Homology continued these business activities through

January 26, 2024

July 2023 when the decision was made to discontinue further internal program development efforts and explore strategic alternatives for its programs and platform technology, primarily through the efforts of collaborators. After the Merger, certain of the assets related to Homology’s historical development activities will be subject to a CVR agreement. The CVR serves the purpose of allowing Homology’s legacy stockholders to realize value from the potential sale or licensing of Homology’s legacy assets, without requiring the parties to the Merger to agree on a value to ascribe to those assets in advance. Here, there was no promoter who temporarily placed these legacy assets with Homology with the intent of evading shell company status, and there is no expectation of benefitting from the assets being returned. Homology respectfully submits that the scenario described in Footnote 32 does not apply to the facts of Homology, and that Homology’s agreement to merge with Q32 was not structured to “cloak” Homology with assets for the purpose of avoiding shell company status. Applying the shell company rules to Homology today, before the closing of the Merger, would not serve the purpose of protecting investors from the fraud and abuse in the securities markets the shell company rules were designed to deter.

Pro forma accounting treatment for Homology’s assets and liabilities

While Homology believes it has more than “nominal” operations and assets and should not be deemed to be a shell company as of September 30, 2023, Homology acknowledges that its assets, other than cash and cash equivalents and marketable securities and the equity method investment that is subject to the CVR, are expected to have nominal value upon closing of the Merger. As stated on page 413 of Amendment No. 1, for accounting purposes, the Merger is expected to be accounted for as a reverse recapitalization of Q32 because on the Merger closing date, the pre-combination assets of Homology are expected to be primarily cash, cash equivalents, short-term investments and other non-operating assets.

Accordingly, Homology understands that it will be deemed to have been a shell company by the time of the closing of the Merger based on its anticipated pre-combination assets and the fact that the closing of the Merger will be, in substance, the acquisition of cash and a stock exchange listing by Q32.

* * *

January 26, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (617) 948-6018 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Elisabeth M. Martin
Elisabeth M. Martin of LATHAM & WATKINS LLP

cc:	Paul Alloway, Ph.D., President and Chief Operating Officer, Homology Medicines, Inc.
Jodie Morrison, President and Chief Executive Officer, Q32 Bio Inc.
Peter N. Handrinos, Esq., Latham & Watkins LLP
Leah R. Sauter, Esq., Latham & Watkins LLP
Kingsley L. Taft, Esq., Goodwin Procter LLP
Sarah Ashfaq, Esq., Goodwin Procter LLP